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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                               ACADIA REALTY TRUST
             (Exact name of Registrant as specified in its charter)

                      Common Shares of Beneficial Interest

    (including common units of limited partnership interests in Acadia Realty
     Limited Partnership convertible into Acadia Realty Trust Common Shares of Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                                    Copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000

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             Transaction valuation*          Amount of Filing Fee
                  $31,099,997                      $6,219.99

* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 4,784,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:________________ Form or Registration No.________________

Filing Party:__________________________ Date Filed:_____________________________

[ ] Check the box if the filing relates solely to preliminary communications
    Made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] issuer tender offer subject to Rule 13e-4.
[ ] third-party tender offer subject to Rule 14d-1.
[ ] amendment to Schedule 13D under Rule 13d-2.
[ ] going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

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Tender Offer

         Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), is filing this Tender Offer Statement on Schedule TO under
Section 13(e) of the Securities Exchange Act of 1934 (the "Statement"), in connection with the offer to purchase up to 4,784,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"), on the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal. A copy of the Offer to Purchase is attached to this Statement as
Exhibit 99.a(1)(i), and a copy of the Letter of Transmittal is attached to this Statement as Exhibit 99.a(1)(ii), which, as they may be amended or supplemented from time to time, together constitute the "Offer."

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

        Exhibit Number       Description
        --------------       -----------
        99.a(1)(i)           Offer to Purchase, dated December 20, 2001.
        99.a(1)(ii)          Letter of Transmittal.
        99.a(1)(iii)         Notice of Guaranteed Delivery.
        99.a(1)(iv)          Letter to Brokers, Dealers, Commercial Banks, Trust
                               Companies and Other Nominees.
        99.a(1)(v)           Letter to Clients for use by Brokers, Dealers,
                               Commercial Banks, Trust Companies and Other
                               Nominees.
        99.a(1)(vi)          Guidelines for Certification of Taxpayer
                               Identification Number on Substitute Form W-9.
        99.a(1)(vii)         Letter to Acadia Shareholders from Kenneth F.
                               Bernstein, President and Chief Executive
                               Officer, dated December 20, 2001.
        99.a(1)(viii)        Conditional Letter of Conversion.
        99.a(5)(i)           Press Release issued by the Company on
                               December 20, 2001.

        99.b(i)              Loan Agreement between Acadia Realty Trust and
                               Fleet National Bank.*
        99.b(ii)             Credit Agreement between Acadia Realty Trust and
                               The Dime Saving Bank of New York, FSB.*

        99.d                 Stock Purchase Agreement dated as of December 14,
                                2002 between Acadia Realty Trust and Ross
                                Dworman.

        (g)                  Not applicable.

        (h)                  Not applicable.
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        * To be filed by amendment.


Item 13. Information Required by Schedule 13E-3.

         Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           /s/ Kenneth F. Bernstein
                                           -------------------------------------
                                           Kenneth F. Bernstein
                                           Chief Executive Officer and President
Date: December 20, 2001



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                                 EXHIBIT INDEX


Exhibit Number            Description
--------------            -----------
99.a(1)(i)                Offer to Purchase, dated December 20, 2001.
99.a(1)(ii)               Letter of Transmittal.
99.a(1)(iii)              Notice of Guaranteed Delivery.
99.a(1)(iv)               Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
99.a(1)(v)                Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other
                            Nominees.
99.a(1)(vi)               Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9.
99.a(1)(vii)              Letter to Acadia Shareholders from Kenneth F.
                            Bernstein, President and Chief Executive
                            Officer, dated December 20, 2001.
99.a(1)(viii)             Conditional Letter of Conversion.
99.a(5)(i)                Press Release issued by the Company on
                            December 20, 2001.

99.b(i)                   Loan Agreement between Acadia Realty Trust and
                            Fleet National Bank.*
99.b(ii)                  Credit Agreement between Acadia Realty Trust and
                            The Dime Saving Bank of New York, FSB.*

99.d                      Stock Purchase Agreement dated as of December 14,
                             2002 between Acadia Realty Trust and Ross
                             Dworman.

(g)                       Not applicable.

(h)                       Not applicable.
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* To be filed by amendment.